Lumina is building the smart home office

█ PITCH VIDEO █ INVESTOR PANEL



getlumina.com   Austin TX   █ █ █   Technology   Notable Angel   Hardware   B2C   Minority Founder

Highlights

1. 🌑 CEO previously built $100M co without VC capital

2. 🚀 $3M run rate in just 5 months, growing 20% MoM

3. 😊 Rated 4.6 / 5 from 3000+ beta customers

4. 💸 400% valuation growth in 10 months

5. 📈 On track to hit $10M run rate by EOY (not guaranteed)

6. 🏆 Backed & advised by Eric Ries (author of Lean Startup)

Our Team



Raymond Lei Cofounder + CEO

Multi-time founder. Bootstrapped a $100M+ company. UC Berkeley dropout. Passionate about ecommerce, entrepreneurship, and globalization.

> The shift to remote work is one of the most important changes happening this decade. For the first time ever, people are spending 10 hrs a day in a home office (more than sleep + exercise) yet there's no innovation in this space. Lumina will reinvent the home office, built for the modern era of remote work.



Mike Xia Cofounder + CTO

Hardware and AI engineer by trade. MIT dropout. YC and 500 Startups alumni. Shipped 5M+ hardware at past companies.

We're building Nest for the home office. Beautifully designed, seamlessly integrated, powered by AI.



designed, seamlessly integrated, powered by AI

$3M run rate in 6 months, growing 20% month-over-month



$300 K
$200 K
$100 K
0
OCT
NOV
DEC
JAN
FEB
MAR

Lumina is disrupting the **$50B+** home office market

Starting with webcams and expanding horizontally

Home Office
$45.2b
2024
other computer peripherals
$11.1b
webcams



Lumina is building the **smart home office**

- Beautifully designed
- Seamlessly integrated
- Powered by AI



The **home office** is more important than ever

- People are spending 10+ hours/day at their home office, more than anywhere else at home
- 75% of employees would prefer to work remotely even after the pandemic ends



But the home office is dominated by **legacy companies**

50+ year old manufacturers selling decade-old products

The most popular webcam (C920) was released in 2012

ASUS 33 yrs
logitech 41 yrs
LG 75 yrs
DELL 38 yrs
Panasonic 104 yrs
SONY 76 yrs





83 yrs 84 yrs

The home office is the biggest market **yet to be modernized**

Temperature	Security	Exercise	Sleep	Work
nest	ring	PELOTON	EIGHT SLEEP	LUMINA

We've built the world's first **smart webcam**

> "Much better than the Logitech Brio. I look 10 years younger!"
>
> Rajiv CEO @ Tandem



4.61 /5
rated from 2800+ beta Mac customers

35,000
calls logged each week on just our Mac beta

4 - 10
calls a day, made by majority of customers

Customers **love** their Lumina webcams











I WANTED A BETTER WEBCAM AND I FOUND THIS
GEM

The secret ingredient: **our software app**

90%
of Lumina users install the app

55%
take 4 to 20 calls per day using the app

80%
use advanced AI software features

90%
software attach rate

LUMINA
Lighting Check
Custom 1
Exposure
White Balance
AWB - Red
AWB - Blue
Saturation
Zoom
Blur

Our software app aims to be the **intelligence layer** for the home office







Webcam
Lights
Custom 1
Microphones
Chair



Built by a team of **serial entrepreneurs**



Raymond Lei

Bootstrapped $100m+ co
Grew org to 300+ people
Berkeley dropout

Mike Xia

Y Combinator alumni
Shipped $5m+ hardware
MIT dropout

Backed by:

Eric Ries
Author of Lean Startup

Harpreet Rai
CEO of Oura Ring

Andy Hoang
CEO of Aviron Interactive



Join us in building the smart home office

LUMINA